UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): November 3, 2016

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On November 3, 2016, Denbury Resources Inc. issued a press release announcing its 2016 third quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated November 3, 2016.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: November 3, 2016

By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated November 3, 2016.

News

DENBURY REPORTS THIRD QUARTER 2016 RESULTS

PLANO, TX – November 3, 2016 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced a net loss of $25 million, or $0.06 per diluted share, for the third quarter of 2016. Excluding special items, the Company reported adjusted net income[1] (a non-GAAP measure) for the quarter of $1 million, or $0.00[1][2] per diluted share. Adjusted net income[1] for the third quarter of 2016 differs from the quarter's GAAP net loss due to the exclusion of (1) a $76 million ($48 million after tax) full cost pool ceiling test write-down, (2) a $29 million ($18 million after tax) gain due to noncash fair value adjustments on commodity derivatives[1] (a non-GAAP measure) and (3) an $8 million ($5 million after tax) gain on debt extinguishment, with the GAAP and non-GAAP measures reconciled in tables beginning on page 7.

Sequential and year-over-year comparisons of selected quarterly financial items are shown in the following table:

		Quarter Ended				
($ in millions, except per-share and unit data)		Sept. 30, 2016		June 30, 2016		Sept. 30, 2015
Net loss	$	(25)	$	(381)	$	(2,244)
Adjusted net income[1] (non-GAAP measure)		1		29		63
Net loss per diluted share		(0.06)		(1.03)		(6.41)
Adjusted net income per diluted share[1][2] (non-GAAP measure)		0.00		0.08		0.18
Cash flows from operations		96		61		273
Adjusted cash flows from operations[1][3] (non-GAAP measure)		62		93		243
Revenues	$	246	$	253	$	300
Receipt (payment) on settlements of commodity derivatives		(7)		52		161
Total	$	239	$	305	$	461
Average realized oil price per barrel (excluding derivative settlements)	$	43.45	$	43.38	$	45.74
Average realized oil price per barrel (including derivative settlements)		42.12		52.61		71.32
Lease operating expenses per BOE[4]		18.82		17.04		17.34
Total production (BOE/d)		61,533		64,506		71,410
Total continuing production (BOE/d)[5]		60,714		62,976		69,453

(1) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

(2) Calculated using average diluted shares outstanding of 390.2 million, 372.4 million, and 350.9 million for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015, respectively.

(3) Adjusted cash flows from operations reflects cash flows from operations before working capital changes. Adjusted cash flow from operations for the three-month period ended June 30, 2016 includes a $28 million payment to Evolution in connection with our settlement agreement to resolve all outstanding disputes and claims. Excluding these payments, adjusted cash flows from operations would have totaled $121 million for the three months ended June 30, 2016.

(4) Lease operating expenses for the three months ended September 30, 2016, include repair costs at Thompson Field following the weather-related impacts during the second quarter, and for the three months ended September 30, 2015, include a reimbursement for a retroactive utility rate adjustment ($10 million) and an insurance reimbursement for previous well control costs ($4 million). Excluding these items, lease operating expenses per BOE would have averaged $18.23 and $19.43 for the three months ended September 30, 2016 and 2015, respectively.

(5) Total continuing production excludes production from the Williston Basin sold during the third quarter of 2016 and other minor property divestitures.

MANAGEMENT COMMENT

Phil Rykhoek, Denbury's CEO, commented, "In the third quarter of 2016, we continued to execute on our plan of optimizing our business and reducing costs, preserving cash and liquidity and reducing leverage. Even though realized oil prices were in the low $40s for the third quarter of 2016, we generated positive cash flow and slightly positive adjusted net income. On a sequential basis, our adjusted cash flow and income decreased as the remaining portion of our most favorable hedges ended in the second quarter of 2016, which reduced our average realized price per barrel (including hedges) by approximately $10. Although our cash costs per barrel of oil equivalent ("BOE") increased slightly this quarter as a result of lower production and the expense of repairs at Thompson Field following the weather-related flooding during the second quarter, many of the cost savings achieved throughout 2016 will be sustainable as oil prices improve and have become a permanent part of our business going forward.

"While our third quarter production was slightly below our expectations due to unexpected downtime at multiple fields during the quarter, production has largely been restored at these fields and we expect our fourth quarter production to be essentially flat, or decline slightly, compared to our total third quarter production. Therefore, we still expect to be within our original guidance range, as adjusted for property sales.

"We made additional progress during the quarter on our goal to reduce debt. The sale of our non-core Williston assets, which closed at the end of August, provided liquidity which enabled us to repurchase $30 million face amount of our senior subordinated notes in the open market for $21 million. In addition, we reduced the outstanding balance on our bank credit facility by $60 million from the end of the second quarter. While these debt reductions are smaller in nature than those during the first half of the year, when added to our open-market repurchases in the first quarter and the debt exchange in the second quarter, we have reduced our debt principal by $562 million this year. With the recent announcement that our lender group reaffirmed our borrowing base and lender commitments at $1.05 billion in our semiannual borrowing base redetermination, our bank line continues to provide us with significant flexibility as we move into 2017, with over $700 million of credit available to us."

PRODUCTION

Denbury's continuing production averaged 60,714 BOE per day ("BOE/d") during the third quarter of 2016, including 37,199 barrels per day ("Bbls/d") from tertiary properties and 23,515 BOE/d from non-tertiary properties. Continuing production excludes production from assets in the Williston Basin (the "Williston Assets") which were sold during the third quarter of 2016 and other minor property divestitures, which combined volumes totaled 819 BOE/d during the third quarter of 2016, compared to 1,530 BOE/d during the second quarter of 2016 and 1,957 BOE/d during the third quarter of 2015. Third quarter of 2016 production was 96% oil, similar to that in the prior-year period. Continuing production in the third quarter of 2016 decreased 4% sequentially and 13% compared to the third quarter of 2015. As discussed in the Company's second quarter earnings release, third quarter of 2016 production continued to be impacted by the weather-related downtime at Thompson and Conroe fields due to flooding and damage caused by strong thunderstorms in the Houston area during April and May this year; however, both fields were largely returned to full production by the end of September, and combined production from these two fields was up slightly sequentially. Most of the sequential quarterly production decline was related to the Company's tertiary production, which was impacted to some degree by unplanned downtime at some fields and a planned facility turnaround at Tinsley Field. This production decline was offset in part by continued tertiary production growth at Delhi Field.

In analyzing the 13% decline in continuing production from the third quarter of 2015, approximately half of the production decline was due to weather-related shut-in production at Thompson and Conroe fields, production that was shut-in due to economics, the planned downtime at Tinsley Field and unplanned downtime at other fields. The remaining decline is largely due to natural production declines based on the Company's lower capital spending level, offset in part by continued tertiary production growth at the Company's Delhi and Bell Creek fields.

The Company estimates that its production decline for the full year will be in line with its anticipated decline after adjusting for the asset sales and weather related impacts, and it currently estimates that its full-year 2016 production will range between 64,000 BOE/d and 65,000 BOE/d, with production for the remainder of the year anticipated to be relatively flat or slightly lower than the total production levels during the third quarter of 2016. As of September 30, 2016, the Company estimates that approximately 2,000 BOE/d of production remained shut in attributable to uneconomic wells, a reduction of approximately 600 BOE/d from similar estimates as of June 30, 2016, primarily due to the Williston Asset sale.

REVIEW OF FINANCIAL RESULTS

Denbury's average realized oil price per Bbl, excluding derivative settlements, was $43.45 in the third quarter of 2016, compared to $43.38 in the second quarter of 2016 and $45.74 in the prior-year third quarter. Including derivative settlements, Denbury's average realized oil price per Bbl was $42.12 in the third quarter of 2016, compared to $52.61 in the second quarter of 2016 and $71.32 in the prior-year third quarter. The oil price realized relative to NYMEX oil prices (the Company's NYMEX oil price differential) in the third quarter of 2016 was $1.57 per Bbl below NYMEX prices, compared to a differential of $2.18 per Bbl below NYMEX in the second quarter of 2016 and $0.96 per Bbl below NYMEX in the third quarter of 2015.

The Company's total lease operating expenses in the third quarter of 2016 were $107 million, a decrease of 6% on an absolute-dollar basis when compared to the third quarter of 2015. When normalized to exclude reimbursements of $14 million in the prior-year third quarter ($10 million for a retroactive utility rate adjustment and $4 million for an insurance reimbursement), lease operating expenses decreased 17% compared to the third quarter of 2015. These reductions were due to cost decreases in most lease operating expense categories, the most significant of which included (1) a decrease in workover costs and repairs primarily as a result of reduced failures, (2) lower power costs due to lower usage and rates, (3) lower CO_2 expense resulting from a decrease in CO_2 injection volumes, and (4) lower Company labor costs resulting from a reduction in force. During the third quarter of 2016, the Company's CO_2 use further declined to 458 million cubic feet per day, a decrease of 32% when compared to the third quarter of 2015. Sequentially, lease operating expenses increased 7% on an absolute-dollar basis and 10% on a per-BOE basis between the second and third quarters of 2016. The increase on an absolute-dollar basis was primarily due to increased repair costs at Thompson Field following the weather-related events of the second quarter of 2016. Adjusting for the weather-related cost impacts at Thompson Field, lease operating expenses per BOE of $18.82 would have been $18.23 for the three months ended September 30, 2016.

Taxes other than income, which includes ad valorem, production, and franchise taxes, decreased $5 million from the prior-year third quarter level due primarily to lower ad valorem taxes in 2016 and a decrease in severance taxes due to lower oil and natural gas revenues.

General and administrative expenses were $25 million in the third quarter of 2016, decreasing $8 million, or 25%, from the prior-year third quarter level. This reduction was primarily due to a reduction in headcount, which has resulted in lower employee compensation and related costs.

Interest expense, net of capitalized interest, decreased to $25 million in the third quarter of 2016, compared to $39 million in the third quarter of 2015. As a result of the Company's debt exchange transactions completed in May 2016, interest expense in the third quarter of 2016 excludes approximately $13 million of interest on the Company's new 9% Senior Secured Second Lien Notes due 2021 because it is recorded as debt for financial reporting purposes and is therefore not reflected as interest expense. Cash interest, including the portion of interest recorded as debt, decreased approximately $2 million from the prior-year quarter.

As a result of the continued decrease in average commodity pricing compared to 2015 levels, the Company recognized a full cost pool ceiling test write-down of $76 million during the third quarter of 2016, compared to $479 million during the second quarter of 2016 and $1.8 billion during the third quarter of 2015. In determining these write-downs, the Company is required to use the average rolling first-day-of-the-month NYMEX oil and natural gas prices for the preceding 12 months, adjusted for market differentials by field. The preceding 12-month NYMEX prices averaged $41.68 per Bbl for crude oil for the period ended September 30, 2016, down from $43.12 per Bbl for the period ended June 30, 2016 and $59.21 per Bbl for the period ended September 30, 2015.

Denbury's overall depletion, depreciation, and amortization ("DD&A") rate was $9.72 per BOE in the third quarter of 2016, compared to $18.48 per BOE in the prior-year third quarter and $11.34 per BOE in the second quarter of 2016, with the decreases primarily driven by a reduction in depletable costs resulting from the full cost pool ceiling test write-downs recognized during 2015 and the first half of 2016, as well as an overall reduction in future development costs and lower production volumes, partially offset by reductions in proved oil and natural gas reserve quantities.

Payments on settlements of oil and natural gas derivative contracts were $7 million in the third quarter of 2016, compared to receipts of $52 million in the second quarter of 2016 and receipts of $161 million in the prior-year third quarter. These settlements resulted in a decrease in average net realized prices of $1.29 per BOE in the third quarter of 2016, compared to increases of $8.86 per BOE in the second quarter of 2016 and $24.46 per BOE in the third quarter of 2015.

Denbury's effective tax rate for the third quarter of 2016 was 37.2%, consistent with the Company's statutory rate of 38%, and up from 24.6% in the prior-year third quarter.

BANK CREDIT FACILITY AND OTHER LONG-TERM DEBT

As previously disclosed, the Company's borrowing base under its senior secured bank credit facility (the "Facility") was reaffirmed at the previously existing amount of $1.05 billion during the fall 2016 semiannual borrowing base redetermination, the same amount committed by the banks to loan under the Facility. A total of $260 million of borrowings were outstanding under the Facility as of September 30, 2016, a decrease of $60 million from the level outstanding as of June 30, 2016. There were no changes to the terms or conditions of the Facility, and the next regularly scheduled borrowing base redetermination is set to occur on or about May 1, 2017.

During the third quarter of 2016, the Company repurchased approximately $30 million principal amount of its outstanding senior subordinated notes in open-market transactions for approximately $21 million.

2016 CAPITAL BUDGET

The Company's 2016 capital budget, excluding acquisitions and capitalized interest, remains unchanged from the previously estimated amount of approximately $200 million. The capital budget consists of approximately $145 million of tertiary, non-tertiary, and CO_2 supply and pipeline projects, plus approximately $55 million of estimated capitalized costs (including capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs). Of this combined capital expenditure amount, approximately $146 million (73%) has been incurred through the third quarter of 2016.

CONFERENCE CALL INFORMATION

Denbury management will host a conference call to review and discuss third quarter 2016 financial and operating results, as well as financial and operating guidance for the remainder of 2016, today, Thursday, November 3, at 10:00 A.M. (Central). Additionally, Denbury has published presentation materials on its website which will be referenced during the conference call. Individuals who would like to participate should dial 800.230.1093 or 612.332.0226 ten minutes before the scheduled start time. To access a live webcast of the conference call and accompanying slide presentation, please visit the investor relations section of the Company's website at www.denbury.com. The webcast will be archived on the website, and a telephonic replay will be accessible for at least one month after the call by dialing 800.475.6701 or 320.365.3844 and entering confirmation number 361970.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

#   #   #

This press release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including estimated 2016 production and capital expenditures and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

Following are unaudited financial highlights for the comparative three and nine month periods ended September 30, 2016 and 2015 and the three month period ended June 30, 2016. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings (along with additional required disclosures) included or to be included in the Company's periodic reports:

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | | June 30, | September 30, | |
In thousands, except per-share data	2016	2015	2016	2016	2015
Revenues and other income					
Oil sales	$ 237,053	$ 285,742	$ 244,572	$ 666,441	$ 939,744
Natural gas sales	2,877	4,646	2,096	7,960	15,005
CO_2 sales and transportation fees	6,253	9,144	6,622	19,147	23,268
Interest income and other income	7,802	4,068	1,858	10,429	9,926
Total revenues and other income	253,985	303,600	255,148	703,977	987,943
Expenses					
Lease operating expenses	106,522	113,902	100,019	308,988	387,156
Marketing and plant operating expenses	14,452	14,458	12,999	40,645	40,358
CO_2 discovery and operating expenses	861	1,017	1,071	2,539	2,909
Taxes other than income	20,401	25,607	19,504	59,997	85,841
General and administrative expenses	24,643	32,907	22,545	81,089	117,134
Interest, net of amounts capitalized of $6,875, $8,081, $6,289, $18,944 and $25,228, respectively	24,778	39,225	36,058	103,007	119,187
Depletion, depreciation, and amortization	55,012	121,406	66,541	198,919	419,304
Commodity derivatives expense (income)	(21,224)	(92,028)	98,209	99,811	(126,178)
Gain on debt extinguishment	(7,826)	—	(12,278)	(115,095)	—
Write-down of oil and natural gas properties	75,521	1,760,600	479,400	810,921	3,612,600
Impairment of goodwill	—	1,261,512	—	—	1,261,512
Other expenses	—	—	34,688	36,232	—
Total expenses	293,140	3,278,606	858,756	1,627,053	5,919,823
Loss before income taxes	(39,155)	(2,975,006)	(603,608)	(923,076)	(4,931,880)
Income tax provision (benefit)					
Current income taxes	(1,046)	1,184	—	(1,051)	1,063
Deferred income taxes	(13,519)	(732,064)	(222,940)	(331,574)	(1,432,572)
Net loss	$ (24,590)	$ (2,244,126)	$ (380,668)	$ (590,451)	$ (3,500,371)
Net loss per common share					
Basic	$ (0.06)	$ (6.41)	$ (1.03)	$ (1.60)	$ (10.01)
Diluted	$ (0.06)	$ (6.41)	$ (1.03)	$ (1.60)	$ (10.01)
Dividends declared per common share	$ —	$ 0.0625	$ —	$ —	$ 0.1875
Weighted average common shares outstanding					
Basic	388,572	350,052	370,566	368,863	349,787
Diluted	388,572	350,052	370,566	368,863	349,787

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net loss (GAAP measure) to adjusted net income (non-GAAP measure)

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net loss measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income may be helpful to investors by eliminating the impact of noncash and/or special or unusual items not indicative of our performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation, as a substitute for, or more meaningful than, net loss or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | | June 30, | September 30, | |
In thousands, except per-share data	2016	2015	2016	2016	2015
Net loss (GAAP measure)	$ (24,590)	$ (2,244,126)	$ (380,668)	$ (590,451)	$ (3,500,371)
Adjustments to reconcile to adjusted net income (non-GAAP measure)					
Noncash fair value adjustments on commodity derivatives [1]	(28,519)	68,649	150,235	216,769	307,115
Lease operating expenses – special items [2]	—	(13,715)	—	—	(13,715)
Write-down of oil and natural gas properties [3]	75,521	1,760,600	479,400	810,921	3,612,600
Impairment of goodwill [4]	—	1,261,512	—	—	1,261,512
Gain on debt extinguishment [5]	(7,826)	—	(12,278)	(115,095)	—
Legal settlements included in other expenses [6]	—	—	30,250	30,250	—
Write-off of debt issuance costs included in interest expense [7]	—	—	4,509	5,553	—
Severance-related payments included in general and administrative expenses [8]	—	—	—	9,315	—
Transaction costs and other [9]	—	—	4,531	5,638	—
Estimated income taxes on above adjustments to net loss and other discrete tax items [10]	(13,322)	(769,497)	(247,178)	(351,932)	(1,533,374)
Adjusted net income (non-GAAP measure)	$ 1,264	$ 63,423	$ 28,801	$ 20,968	$ 133,767
Adjusted net income per common share					
Basic	$ 0.00	$ 0.18	$ 0.08	$ 0.06	$ 0.38
Diluted	$ 0.00	$ 0.18	$ 0.08	$ 0.06	$ 0.38

(1)   The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.
(2)   Insurance and other reimbursements, comprised of a reimbursement for a retroactive utility rate adjustment ($9.6 million) and an insurance reimbursement for previous well control costs ($4.1 million) during the three and nine months ended September 30, 2015.
(3)   Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.
(4)   Charge to fully impair the carrying value of the Company's goodwill.
(5)   Gain on extinguishment related to open market debt purchases during the three and nine months ended September 30, 2016, and the debt exchange during the three months ended June 30, 2016 and nine months ended September 30, 2016.
(6)   Settlements related to previously outstanding litigation, the most significant of which pertaining to a $28 million payment to Evolution in connection with the settlement resolving all outstanding disputes and claims.
(7)   Write-off of debt issuance costs associated with the Company's senior secured bank credit facility, related to reductions in the Company's lender commitments resulting from (1) the February 2016 amendment and (2) the May 2016 redetermination.
(8)   Severance-related payments associated with the Company's February-2016 workforce reduction.
(9)   Transaction costs related to the Company's debt exchange during the three months ended June 30, 2016 and nine months ended September 30, 2016 and a loss on sublease during the nine months ended September 30, 2016.
(10) The estimated income tax impacts on adjustments to net loss are generally computed based upon a statutory rate of 38%, applicable to all periods presented, with the exception of the write-down on oil and natural gas properties, which are computed individually based upon the Company's effective tax rate. In addition, recorded valuation allowances of $30.5 million have been adjusted for the nine months ended September 30, 2015.

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Management believes that it is important to consider this additional measure, along with cash flows from operations, as it believes the non-GAAP measure can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period.

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | | June 30, | September 30, | |
In thousands	2016	2015	2016	2016	2015
Net loss (GAAP measure)	$ (24,590)	$ (2,244,126)	$ (380,668)	$ (590,451)	$ (3,500,371)
Adjustments to reconcile to adjusted cash flows from operations					
Depletion, depreciation, and amortization	55,012	121,406	66,541	198,919	419,304
Deferred income taxes	(13,519)	(732,064)	(222,940)	(331,574)	(1,432,572)
Stock-based compensation	5,560	7,670	3,263	9,682	22,637
Noncash fair value adjustments on commodity derivatives	(28,519)	68,649	150,235	216,769	307,115
Gain on debt extinguishment	(7,826)	—	(12,278)	(115,095)	—
Write-down of oil and natural gas properties	75,521	1,760,600	479,400	810,921	3,612,600
Impairment of goodwill	—	1,261,512	—	—	1,261,512
Other	(59)	(1,129)	9,439	12,270	(647)
Adjusted cash flows from operations (non-GAAP measure) [1]	61,580	242,518	92,992	211,441	689,578
Net change in assets and liabilities relating to operations	34,835	30,158	(32,077)	(52,082)	9,819
Cash flows from operations (GAAP measure)	$ 96,415	$ 272,676	$ 60,915	$ 159,359	$ 699,397

(1) The three-month period ended June 30, 2016 and the nine-month period ended September 30, 2016 include a $28 million payment to Evolution in connection with our settlement agreement to resolve all outstanding disputes and claims. The nine-month period ended September 30, 2016 also includes severance-related payments associated with the 2016 workforce reduction of approximately $9 million. Excluding these payments, adjusted cash flows from operations would have totaled $121 million for the three months ended June 30, 2016 and $248 million for the nine months ended September 30, 2016.

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value adjustments on commodity derivatives (non-GAAP measure)

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Unaudited Condensed Consolidated Statements of Operations in that the noncash fair value adjustments on commodity derivatives represents only the net change between periods of the fair market values of open commodity derivative positions, and excludes the impact of settlements on commodity derivatives during the period. Management believes that noncash fair value adjustments on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies in calculating EBITDA and in adjusting net income to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | | June 30, | September 30, | |
In thousands	2016	2015	2016	2016	2015
Receipt (payment) on settlements of commodity derivatives	$ (7,295)	$ 160,677	$ 52,026	$ 116,958	$ 433,293
Noncash fair value adjustments on commodity derivatives (non-GAAP measure)	28,519	(68,649)	(150,235)	(216,769)	(307,115)
Commodity derivatives income (expense) (GAAP measure)	$ 21,224	$ 92,028	$ (98,209)	$ (99,811)	$ 126,178

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

	Three Months Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
	2016	2015	2016	2016	2015
Production (daily – net of royalties)					
Oil (barrels)	59,297	67,900	61,952	62,451	69,424
Gas (mcf)	13,416	21,066	15,328	15,995	22,357
BOE (6:1)	61,533	71,410	64,506	65,117	73,150
Unit sales price (excluding derivative settlements)					
Oil (per barrel)	$ 43.45	$ 45.74	$ 43.38	$ 38.95	$ 49.58
Gas (per mcf)	2.33	2.40	1.50	1.82	2.46
BOE (6:1)	42.38	44.20	42.02	37.80	47.81
Unit sales price (including derivative settlements)					
Oil (per barrel)	$ 42.12	$ 71.32	$ 52.61	$ 45.78	$ 72.31
Gas (per mcf)	2.33	2.87	1.50	1.82	2.89
BOE (6:1)	41.09	68.66	50.88	44.35	69.51
NYMEX differentials					
Gulf Coast region					
Oil (per barrel)	$ (0.77)	$ 0.92	$ (1.22)	$ (1.55)	$ 0.88
Gas (per mcf)	(0.28)	(0.22)	(0.69)	(0.46)	(0.18)
Rocky Mountain region					
Oil (per barrel)	$ (3.08)	$ (4.73)	$ (3.98)	$ (4.29)	$ (6.33)
Gas (per mcf)	(0.72)	(0.55)	(0.80)	(0.63)	(0.52)
Total company					
Oil (per barrel)	$ (1.57)	$ (0.96)	$ (2.18)	$ (2.51)	$ (1.52)
Gas (per mcf)	(0.47)	(0.34)	(0.73)	(0.53)	(0.30)

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

Average Daily Volumes (BOE/d) (6:1)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	June 30, 2016	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Tertiary oil production					
Gulf Coast region					
Mature properties [1]	8,653	10,946	9,415	9,242	10,973
Delhi	4,262	3,676	3,996	4,077	3,617
Hastings	4,729	5,114	4,972	4,922	5,054
Heidelberg	5,000	5,600	5,246	5,197	5,836
Oyster Bayou	4,767	5,962	5,088	5,115	5,920
Tinsley	6,756	7,311	7,335	7,328	8,320
Total Gulf Coast region	34,167	38,609	36,052	35,881	39,720
Rocky Mountain region					
Bell Creek	3,032	2,225	3,160	3,071	2,025
Total Rocky Mountain region	3,032	2,225	3,160	3,071	2,025
Total tertiary oil production	37,199	40,834	39,212	38,952	41,745
Non-tertiary oil and gas production					
Gulf Coast region					
Mississippi	963	1,157	1,017	884	1,133
Texas	4,234	6,508	4,104	4,826	6,434
Other	538	846	456	515	919
Total Gulf Coast region	5,735	8,511	5,577	6,225	8,486
Rocky Mountain region					
Cedar Creek Anticline	16,017	17,515	16,325	16,704	18,038
Other	1,763	2,593	1,862	1,898	2,855
Total Rocky Mountain region	17,780	20,108	18,187	18,602	20,893
Total non-tertiary production	23,515	28,619	23,764	24,827	29,379
Total continuing production	60,714	69,453	62,976	63,779	71,124
Property sales					
Williston Assets [2]	819	1,522	1,267	1,149	1,575
Other property divestitures	—	435	263	189	451
Total production	61,533	71,410	64,506	65,117	73,150

(1) Total mature properties include Brookhaven, Cranfield, Eucutta, Little Creek, Lockhart Crossing, Mallalieu, Martinville, McComb and Soso fields.

(2) Includes non-tertiary production in the Rocky Mountain region related to the sale of remaining non-core assets in the Williston Basin of North Dakota and Montana, which closed in the third quarter of 2016.

DENBURY RESOURCES INC.
PER-BOE DATA (UNAUDITED)

	Three Months Ended		June 30,	Nine Months Ended	
	September 30,			September 30,	
	2016	2015	2016	2016	2015
Oil and natural gas revenues	$ 42.38	$ 44.20	$ 42.02	$ 37.80	$ 47.81
Receipt (payment) on settlements of commodity derivatives	(1.29)	24.46	8.86	6.55	21.70
Lease operating expenses – excluding special items	(18.82)	(19.43)	(17.04)	(17.32)	(20.08)
Lease operating expenses – special items	—	2.09	—	—	0.69
Production and ad valorem taxes	(3.18)	(3.19)	(2.90)	(2.93)	(3.69)
Marketing expenses, net of third-party purchases, and plant operating expenses	(1.99)	(1.91)	(1.85)	(1.89)	(1.75)
Production netback	17.10	46.22	29.09	22.21	44.68
CO_2 sales, net of operating and exploration expenses	0.95	1.24	0.95	0.93	1.02
General and administrative expenses	(4.35)	(5.01)	(3.84)	(4.54)	(5.87)
Interest expense, net	(4.38)	(5.97)	(6.14)	(5.77)	(5.97)
Other	1.56	0.43	(4.22)	(0.98)	0.67
Changes in assets and liabilities relating to operations	6.15	4.59	(5.46)	(2.92)	0.49
Cash flows from operations	17.03	41.50	10.38	8.93	35.02
DD&A	(9.72)	(18.48)	(11.34)	(11.15)	(21.00)
Write-down of oil and natural gas properties	(13.34)	(267.99)	(81.67)	(45.45)	(180.90)
Impairment of goodwill	—	(192.02)	—	—	(63.17)
Deferred income taxes	2.39	111.43	37.98	18.58	71.74
Gain on debt extinguishment	1.38	—	2.09	6.45	—
Noncash fair value adjustments on commodity derivatives	5.04	(10.45)	(25.59)	(12.14)	(15.38)
Other noncash items	(7.12)	(5.57)	3.30	1.69	(1.59)
Net loss	$ (4.34)	$ (341.58)	$ (64.85)	$ (33.09)	$ (175.28)

CAPITAL EXPENDITURE SUMMARY (UNAUDITED) [1]

	Three Months Ended		June 30,	Nine Months Ended	
	September 30,			September 30,	
In thousands	2016	2015	2016	2016	2015
Capital expenditures by project					
Tertiary oil fields	$ 26,494	$ 36,845	$ 31,934	$ 90,392	$ 133,439
Non-tertiary fields	8,366	22,620	4,903	19,142	75,199
Capitalized internal costs [2]	9,729	16,309	11,314	35,516	50,220
Oil and natural gas capital expenditures	44,589	75,774	48,151	145,050	258,858
CO_2 pipelines	338	3,839	135	473	10,135
CO_2 sources	335	7,204	—	335	17,686
Other	3	559	9	20	603
Capital expenditures, before acquisitions and capitalized interest	45,265	87,376	48,295	145,878	287,282
Acquisitions of oil and natural gas properties	9,984	796	680	10,888	22,755
Capital expenditures, before capitalized interest	55,249	88,172	48,975	156,766	310,037
Capitalized interest	6,875	8,081	6,289	18,944	25,228
Capital expenditures, total	$ 62,124	$ 96,253	$ 55,264	$ 175,710	$ 335,265

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.

DENBURY RESOURCES INC.
INTEREST AND FINANCING EXPENSES (UNAUDITED)

| | Three Months Ended | | | Nine Months Ended | |
| | September 30, | | June 30, | September 30, | |
In thousands	2016	2015	2016	2016	2015
Cash interest [1]	$ 42,718	$ 44,996	$ 43,148	$ 130,511	$ 137,605
Interest on 2021 Senior Secured Notes not reflected as interest for financial reporting purposes [1]	(12,533)	—	(7,036)	(19,569)	—
Noncash interest expense	1,468	2,310	6,235	11,009	6,810
Less: capitalized interest	(6,875)	(8,081)	(6,289)	(18,944)	(25,228)
Interest expense, net	$ 24,778	$ 39,225	$ 36,058	$ 103,007	$ 119,187

(1) Cash interest is presented on an accrual basis, and includes interest on the Company's new 2021 Senior Secured Notes (interest on which is to be paid semiannually May 15 and November 15 of each year, beginning November 15, 2016), which are accounted for as debt and not reflected as interest for financial reporting purposes.

SELECTED BALANCE SHEET AND CASH FLOW DATA (UNAUDITED)

| | September 30, | December 31, |
In thousands	2016	2015
Cash and cash equivalents	$ 3,273	$ 2,812
Total assets	4,816,801	5,885,533
Borrowings under senior secured bank credit facility	$ 260,000	$ 175,000
Borrowings under senior secured second lien notes (principal only) [1]	614,919	—
Borrowings under senior subordinated notes (principal only)	1,612,603	2,852,250
Financing and capital leases	260,397	283,090
Total debt (principal only)	$ 2,747,919	$ 3,310,340
Total stockholders' equity	$ 847,344	$ 1,248,912

(1) Excludes $255 million of future interest payable on the notes as of September 30, 2016, accounted for as debt for financial reporting purposes.

| | Nine Months Ended | |
| | September 30, | |
In thousands	2016	2015
Cash provided by (used in)		
Operating activities	$ 159,359	$ 699,397
Investing activities	(134,007)	(427,540)
Financing activities	(24,891)	(282,798)
Cash dividends paid	$ 478	$ 65,422